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                        April 25, 2024

       Heidy King-Jones
       Chief Legal Officer
       Spyre Therapeutics, Inc.
       221 Crescent Street
       Building 23, Suite 105
       Waltham, MA 02453

                                                        Re: Spyre Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 19,
2024
                                                            File No. 333-278810

       Dear Heidy King-Jones:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Branden Berns